EXHIBIT 12.1

HSN, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(unaudited)
	(In thousands, except ratios)
Income (loss) from continuing operations before income taxes	$200,406	$163,564	$120,624	$(3,118,251)	$169,787
Fixed charges:
Interest expense (a)	32,022	33,124	35,373	16,420	—
Estimated interest portion of rental expense	8,217	8,151	8,283	8,382	9,669

Total fixed charges	40,239	41,275	43,656	24,802	9,669
Income (loss) from continuing operations before income taxes and fixed charges	240,645	204,839	164,280	(3,093,449)	179,456
Ratio of earnings to fixed charges	5.98	4.96	3.8	(b )	18.56

Note:	The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations in this Form 10-K.
(a)	Includes interest on debt and amortization of debt issuance costs. Excludes interest income and interest associated with unrecognized tax benefit liabilities, which is recorded within income tax expense.
(b)	Income for the year ended December 31, 2008 was inadequate to cover fixed charges. Additional income of $3.1 billion would have been necessary to bring the respective ratio to 1.0.